SEC FILE NUMBER: 0-10843
CUSIP NUMBER: 126389105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q

	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  September 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________________________________________________________

PART I – REGISTRANT INFORMATION

CSP Inc.
Full name of Registrant

Not Applicable
Former Name if Applicable

175 Cabot Street - Suite 210
Address of Principal Executive Office (Street and Number)

Lowell, Massachusetts 01854
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

CSP Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended September 30, 2016 (the “Annual Report”) by the December 29, 2016 filing date due to a delay the Company experienced in completing its financial statements and other related disclosures in the Annual Report. The delay is due to expanded testing of revenue transactions for our European operations in accordance with the revenue recognition criteria as required by U.S. Generally Accepted Accounting Principles. As a result, our independent auditors have not completed their audit of our financial statements for the fiscal year ended September 30, 2016.  We anticipate that we will file the Annual Report no later than January 13, 2017, the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gary W. Levine	(978)	954-5040
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported in a press release dated December 29, 2016, that the Company expects to report revenue growth of approximately 16% for fiscal 2016 as compared to fiscal 2015, and to report positive earnings per share for the full year and fourth quarter ending September 30, 2016.

Certain matters discussed in this notification may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, the Company’s expected revenue and earnings per share for the full fiscal year and fourth quarter ended September 30, 2016.  These statements are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Actual results and the timing of certain events may differ materially from those indicated by such forward looking statements due to a variety of risks and uncertainties, many of which are beyond the Company’s ability to control, including such risks and uncertainties outlined in the Company’s periodic reports filed with the Securities and Exchange Commission.  These statements are made as of the date of this notification, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CSP Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2016	By:	/s/ Gary W. Levine
Gary W. Levine
Chief Financial Officer